================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)

                                FRONTSTEP, INC.
                          (f/k/a Symix Systems, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                               without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  35921W 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Morgan Stanley

                               Peter R. Vogelsang
                                 Morgan Stanley
                          1221 Avenue of the Americas
                         New York, New York 10020-0001
                             Tel. No. 212-761-4000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 13, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                               -----------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following: [ ]


                         (Continued on following pages)
                               Page 1 of 22 Pages


================================================================================

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 2 of 22 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

  NUMBER OF SHARES                   -0-
BENEFICIALLY OWNED BY         --------------------------------------------------
EACH REPORTING PERSON         8      SHARED VOTING POWER
        WITH
                                     5,515,369
                              --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     -0-
                              --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     5,515,369
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,515,369 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             36.4%+  - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 3 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 4,562,369
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      4,562,369
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,562,369 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.3%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 4 of 22 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, L.L.C.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 4,562,369
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      4,562,369
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,562,369 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.3%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 5 of 23 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Partners IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
   NUMBER OF SHARES            8      SHARED VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                3,950,003
         WITH                 --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      3,950,003
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,950,003 - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.5%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 6 of 22 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
 -------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
 -------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER

                                              -0-
                                      ------------------------------------------
  NUMBER OF SHARES                     8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                         458,264
        WITH                          ------------------------------------------
                                       9      SOLE DISPOSITIVE POWER

                                              -0-
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                              458,264
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             458,264 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.3%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 7 of 22 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-

                              --------------------------------------------------
  NUMBER OF SHARES            8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                154,102
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      154,102
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             154,102 - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 8 of 22 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------- ---------- -----------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 905,339
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      905,339
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             905,339 - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

 -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%+ - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No. 35921 W 10 1                                        Page 9 of 22 Pages
-----------------------                                       ------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Originators Investment Plan, L.P.
 -------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 47,660
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      47,660
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             47,660 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

 -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1%+ - See Item 4 and Item 5
 -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                 SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No. 35921 W 10 1                                       Page 10 of 22 Pages
-----------------------                                      -------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW OIP Investors, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------- -----------------------------------------------------
                               7      SOLE VOTING POWER

                                      -0-
                              --------------------------------------------------
  NUMBER OF SHARES             8      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 47,660
        WITH                  --------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      -0-
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      47,660
 -------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             47,660 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]
 -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
     + Assumes (i) 13,960,615 shares of Common Stock outstanding as of January 13, 2003, based on (x) 7,568,218 shares of Common Stock (as defined herein) outstanding as of November 14, 2002, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and (y) the issuance of 6,392,397 shares of Common Stock upon the conversion of all outstanding Preferred Stock (as defined herein) and the exercise of all outstanding 2002 Warrants (as defined herein) by all holders thereof on January 13, 2003 and (ii) the conversion and exercise of all 2000 Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

     This Amendment No. 6 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the "Original Schedule 13D") and subsequently amended by the Amendment No. 1 filed on March 11, 2002 (the "Amendment No. 1"), Amendment No. 2 filed on July 10, 2002 (the "Amendment No. 2"), Amendment No. 3 filed on August 13, 2002 (the "Amendment No. 3"), Amendment No. 4 filed on August 30, 2002 (the "Amendment No. 4") and Amendment No. 5 filed on November 27, 2002 (the "Amendment No. 5", the Original Schedule 13D as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and the Amendment No. 5, the "Schedule 13D"). Capitalized terms used without definitions in this Amendment No. 6 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 6.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following new paragraph at the end of such Item:

          In connection with the Funds' exercise of the 2002 Warrants (as defined below) on January 13, 2003, as described under "2003 Transactions" in Item 4, the general and the limited partners of the Funds contributed, in the aggregate, $2,541.67.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by:

     (a) amending the description under the caption "Description of Preferred Stock and 2000 Warrants" by adding the new paragraph below immediately after the last paragraph under the sub-caption "Conversion":

          On January 13, 2003, the Company and Foothill agreed again to reduce the exercise price of the Common Stock warrants held by Foothill from $2.85 per share to $2.349 per share. Such reduction constitutes a "dilutive issuance" requiring the anti-dilution adjustments under the terms of the Preferred Stock and the 2000 Warrants. Consequently, (i) the conversion price for each share of the Preferred Stock was reduced from $2.85 to $2.349 such that each share of the Preferred Stock is currently convertible into 10.22 shares of Common Stock, and (ii) the exercise price of the 2000 Warrants were reduced to $2.349 per share.

     (b) adding the new text below immediately prior to the last paragraph of
Item 4:

          2003 Transactions

          Conversion of the Preferred Stock    At the request of the Company and
     MAPICS and pursuant to the terms of the Restructuring Letter, the Funds, Equity Funding and OIP converted all shares of the Preferred Stock held by them (an aggregate of 400,266 shares of the Preferred Stock) into 4,089,548 shares of Common Stock on January 13, 2003.

          Exercise of the 2002 Warrants    At the request of the Company and
     MAPICS and pursuant to the terms of the Restructuring Letter, the Funds exercised all 2002 Warrants held by them at an exercise price of a penny per share of Common Stock for an aggregate of 254,167 shares of the Common Stock on January 13, 2003.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting Item 5 in its entirety and replacing it as follows:

          Prior to the conversion on January 13, 2003 (as described under "2003 Transactions" in Item 4), the Funds, Equity Funding and OIP beneficially owned an aggregate of 400,266 shares of the Preferred Stock, which represented approximately 70.6% of all outstanding shares of the Preferred Stock. The Preferred Stock is the only series of capital stock of the Company outstanding other than the Common Stock. On January 13, 2003, the Funds, Equity Funding and OIP converted 400,266 shares of the Preferred Stock into 4,089,548 shares of the Common Stock.

          Prior to their exercise on January 13, 2003 (as described under "2003 Transactions" in Item 4), the Funds beneficially owned an aggregate of

     254,167 2002 Warrants, which represented approximately 42.4% of all outstanding 2002 Warrants. On January 13, 2003, the Funds exercised the 2002 Warrants held by them for 254,167 shares of the Common Stock.

          Following the conversion of the Preferred Stock and the exercise of the 2002 Warrants, the Funds, Equity Funding and OIP beneficially own, as of January 13, 2003, an aggregate of 4,343,715 shares of the Common Stock, which represents approximately 31.1% of the Common Stock or approximately 27.9% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on January 13, 2003 (in each case assuming the conversion and exercise of all other outstanding Preferred Stock and 2002 Warrants not held by the Funds, Equity Funding and OIP on January 13, 2003).

          In addition, the Funds, Equity Funding and OIP have also acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, as the case may be, in the aggregate, 320,212 2000 Warrants exercisable for 320,212 shares of Common Stock, $635,418 principal amount of Initial Notes convertible into 255,432 shares of Common Stock, $1,059,030 principal amount of First Tranche Convertible Notes convertible into 425,722 shares of Common Stock and $423,612 principal amount of Second Tranche Convertible Notes convertible into 170,288 shares of Common Stock. If all of the outstanding 2000 Warrants were exercised and all of the Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes were converted into Common Stock as of January 13, 2003, the Funds, Equity Funding and OIP would have held an aggregate of 5,515,369 shares of Common Stock, which would have represented approximately 33.6% of the Common Stock or approximately 30.6% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on January 13, 2003 (in each case assuming the conversion and exercise of all other outstanding Preferred Stock and 2002 Warrants not held by the Funds, Equity Funding and OIP on January 13, 2003).

          The Funds, Equity Funding and OIP may be deemed to share voting power and dispositive power with FAEF, Mr. Fox and Mr. Rutherford over the securities owned by such other Investors due to the existence of voting arrangements and restrictions on transfer contained in the Amended and Restated Investor Rights Agreement, the Shareholder Agreement and the Restructuring Letter. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Company's securities held by any of the other Persons referred to in this statement for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          Each of MSVP Inc. and MSVP LLC may be deemed to have shared voting and dispositive power with respect to the Common Stock beneficially owned by the Funds or the Common Stock underlying the 2000 Warrants, the Initial Notes, the First Tranche Convertible Notes and the Second Tranche Convertible Notes beneficially owned by the Funds.

          Morgan Stanley may be deemed to have shared voting and dispositive power with respect to the Common Stock beneficially owned by MSVP Inc., MSVP LLC, Equity Funding, OIP and MSDW OIP or the Common Stock underlying the 2000 Warrants, the Initial Notes, the First Tranche Convertible and the Second Tranche Convertible Notes beneficially owned by the Funds, MSVP Inc., MSVP LLC, Equity Funding, OIP and MSDW OIP.

          Morgan Stanley is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby replaced in its entirety by the following:

     Exhibit 1: Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation
                (previously filed as Exhibit 3 to Original Schedule 13D on May 19, 2000)

     Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to
                Original Schedule 13D on May 19, 2000)

     Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit
                5 to Original Schedule 13D on May 19, 2000)

     Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

     Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit
                6 to Amendment No. 1 on March 11, 2002)

     Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on July 10, 2002)

     Exhibit 8: Shareholder Agreements (previously filed as Exhibit 8 to
                Amendment No. 5 on November 27, 2002)

     Exhibit 9: Restructuring Letter (previously filed as Exhibit 9 to
                Amendment No. 5 on November 27, 2002)

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003

                                             MORGAN STANLEY


                                             By: /s/ Peter R. Vogelsang
                                                 -------------------------------
                                                 Name:  Peter R. Vogelsang
                                                 Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003


                                             MSDW VENTURE PARTNERS IV, INC.


                                             By: /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003

                                             MSDW VENTURE PARTNERS IV, L.L.C.

                                             By:  MSDW Venture Partners IV, Inc.


                                             By: /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                              PARTNERS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.


                                            By: /s/ Debra Abramovitz
                                                -------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                              INVESTORS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.
                                                its Member


                                            By: /s/ Debra Abramovitz
                                                -------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                                OFFSHORE INVESTORS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.
                                                its Member


                                            By: /s/ Debra Abramovitz
                                                -------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003

                                             MORGAN STANLEY DEAN WITTER EQUITY
                                                FUNDING, INC.

                                             By: /s/ James T. Keane
                                                 -------------------------------
                                                 Name:  James T. Keane
                                                 Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003


                                             ORIGINATORS INVESTMENT PLAN, L.P.

                                             By  MSDW OIP Investors, Inc.,
                                                 its General Partner


                                             By: /s/ James T. Keane
                                                 -------------------------------
                                                 Name:  James T. Keane
                                                 Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 13, 2003

                                             MSDW OIP INVESTORS, INC.


                                             By: /s/ James T. Keane
                                                 -------------------------------
                                                 Name:  James T. Keane
                                                 Title: Vice President

                               INDEX TO EXHIBITS


Exhibit 1:     Joint Filing Agreement among the Reporting Persons

Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original Schedule 13D on
               May 19, 2000)

Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)

Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Original Schedule 13D on May 19, 2000)

Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit 6 to Amendment No. 1 on March 11, 2002)

Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on July 10, 2002)

Exhibit 8: Shareholder Agreements (previously filed as Exhibit 8 to Amendment No. 5 on November 27, 2002)

Exhibit 9: Restructuring Letter (previously filed as Exhibit 9 to Amendment No. 5 on November 27, 2002)